UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Alcentra Capital Corporation

_______________________________________________________________

(Name of Issuer)

Common Stock

_______________________________________________________________

(Title of Class of Securities)

01374T 102

______________________________________________________________

(CUSIP Number)

December 31, 2014

______________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01374T 102	SCHEDULE 13G	Page 1 of 6

1.	NAMES OF REPORTING PERSONS Alcentra Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,450,999
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,450,999
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,999
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.73%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 01374T 102	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS BNY Alcentra Group Holdings, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 57-1236745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,511,499
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,511,499
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,499
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.18%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 01374T 102	SCHEDULE 13G	Page 3 of 6

1.	NAMES OF REPORTING PERSONS The Bank of New York Mellon Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-2614959
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,511,499
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,511,499
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,499
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.18%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 01374T 102	SCHEDULE 13G	Page 4 of 6

Item 1(a).	Name of Issuer:

Alcentra Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Park Avenue, 7th Floor
New York, NY 10166

Item 2(b).	Name of Person Filing:

Alcentra Investments Limited
BNY Alcentra Group Holdings, Inc.
The Bank of New York Mellon

Item 2(b).	Address of Principal Business Office:

200 Park Avenue, 7th Floor
New York, NY 10166

Item 2(c).	Citizenship:

Alcentra Investments Limited is a corporation organized under the laws of Bermuda.
BNY Alcentra Group Holdings, Inc. is a Delaware Corporation
The Bank of New York Mellon Corporation is a Delaware Corporation

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

01374T 102

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. 01374T 102	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership

As of December 31, 2014:

(a)	Amount beneficially owned:

	Alcentra Investments Limited:	1,450,999 shares

	BNY Alcentra Group Holdings, Inc.	1,511,499 shares
This is composed of 1,450,999 shares in the name of Alcentra Investments Limited and 60,500 shares in the name of BNY Mellon Global Credit Alternatives Fund.

	The Bank of New York Mellon	1,511,499 shares
This is composed of 1,450,999 shares in the name of Alcentra Investments Limited and 60,500 shares in the name of BNY Mellon Global Credit Alternatives Fund.

(b)	Percent of class:
	Alcentra Investments Limited	10.73%
	BNY Alcentra Group Holdings, Inc.	11.18%
	The Bank of New York Mellon	11.18%

(c)	Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
	Alcentra Investments Limited	-0- shares
BNY Alcentra Group Holdings, Inc.
	The Bank of New York Mellon	-0- shares
	(ii)	Shared power to vote or to direct the vote:
	Alcentra Investments Limited	1,450,999 shares
	BNY Alcentra Group Holdings, Inc.	1,511,499 shares
	The Bank of New York Mellon	1,511,499 shares
	(iii)	Sole power to dispose or to direct the disposition of:
	Alcentra Investments Limited	-0- shares
	BNY Alcentra Group Holdings, Inc.	-0- shares
	The Bank of New York Mellon	-0- shares
	(iv)	Shared power to dispose or to direct the disposition of:
	Alcentra Investments Limited	1,450,999 shares
	BNY Alcentra Group Holdings, Inc.	1,511,499 shares
	The Bank of New York Mellon	1,511,499 shares

Item 5.	Ownership of Five Percent or Less of Class

Not applicable.

CUSIP No. 01374T 102	SCHEDULE 13G	Page 6 of 6

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 27, 2015

ALCENTRA INVESTMENTS LIMITED

By:	/s/ Robert Bennett
Name: Robert Bennett
Title: Authorized Person

BNY ALCENTRA GROUP HOLDINGS, INC.

By:	/s/ Robert Bennett
Name: Robert Bennett
Title: Authorized Person

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ Nicholas R. Darrow
Name:	Nicholas R. Darrow
Title:	Senior Vice President
Attorney-In-Fact for
The Bank of New York Mellon Corporation

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2	Power of Attorney for The Bank of New York Mellon Corporation